UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RLJ Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F203

(CUSIP Number)

Sean S. Sullivan

Executive Vice President and Chief Financial Officer

AMC Networks Inc.

11 Pennsylvania Plaza

New York, NY 10001

(212) 324-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS AMC Networks Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,036,238 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,036,238 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,036,238 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This figure is based on 2,703,238 shares of common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Issuer”), held indirectly through Digital Entertainment Holdings LLC, a Delaware limited liability company (“DEH”) plus 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of warrants (the “Warrants”) held indirectly through DEH.

(2)	This calculation is based on 14,071,423 shares of Common Stock of the Issuer outstanding as of October 2, 2017 according to information provided by the Issuer to the Reporting Persons, plus the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2017 (the “Form 10-Q”) and in information provided by the Issuer to the Reporting Persons, third parties hold 15,197.53 shares of preferred stock of the Issuer convertible into approximately 6 million shares of Common Stock and warrants to purchase 3.1 million shares of Common Stock. Assuming the conversion of all preferred stock and the exercise of all such warrants held by third parties, the Common Stock underlying the Warrants plus the Common Stock held directly by DEH would represent no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Media Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,036,238 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,036,238 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,036,238 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 2,703,238 shares of Common Stock of the Issuer held indirectly DEH plus 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH.
(2)	This calculation is based on 14,071,423 shares of Common Stock of the Issuer outstanding as of October 2, 2017 according to information provided by the Issuer to the Reporting Persons, plus the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, third parties hold 15,197.53 shares of preferred stock of the Issuer convertible into approximately 6 million shares of Common Stock and warrants to purchase 3.1 million shares of Common Stock. Assuming the conversion of all preferred stock and the exercise of all such warrants held by third parties, the Common Stock underlying the Warrants plus the Common Stock held directly by DEH would represent no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Media Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,036,238 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,036,238 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,036,238 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This figure is based on 2,703,238 shares of Common Stock of the Issuer held indirectly DEH plus 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH.
(2)	This calculation is based on 14,071,423 shares of Common Stock of the Issuer outstanding as of October 2, 2017 according to information provided by the Issuer to the Reporting Persons, plus the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, third parties hold 15,197.53 shares of preferred stock of the Issuer convertible into approximately 6 million shares of Common Stock and warrants to purchase 3.1 million shares of Common Stock. Assuming the conversion of all preferred stock and the exercise of all such warrants held by third parties, the Common Stock underlying the Warrants plus the Common Stock held directly by DEH would represent no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Programming Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,036,238 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,036,238 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,036,238 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 2,703,238 shares of Common Stock of the Issuer held indirectly DEH plus 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH.
(2)	This calculation is based on 14,071,423 shares of Common Stock of the Issuer outstanding as of October 2, 2017 according to information provided by the Issuer to the Reporting Persons, plus the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, third parties hold 15,197.53 shares of preferred stock of the Issuer convertible into approximately 6 million shares of Common Stock and warrants to purchase 3.1 million shares of Common Stock. Assuming the conversion of all preferred stock and the exercise of all such warrants held by third parties, the Common Stock underlying the Warrants plus the Common Stock held directly by DEH would represent no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS IFC Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,036,238 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,036,238 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,036,238 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 2,703,238 shares of Common Stock of the Issuer held indirectly DEH plus 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH.
(2)	This calculation is based on 14,071,423 shares of Common Stock of the Issuer outstanding as of October 2, 2017 according to information provided by the Issuer to the Reporting Persons, plus the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, third parties hold 15,197.53 shares of preferred stock of the Issuer convertible into approximately 6 million shares of Common Stock and warrants to purchase 3.1 million shares of Common Stock. Assuming the conversion of all preferred stock and the exercise of all such warrants held by third parties, the Common Stock underlying the Warrants plus the Common Stock held directly by DEH would represent no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Digital Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,036,238 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,036,238 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,036,238 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 2,703,238 shares of Common Stock of the Issuer held indirectly DEH plus 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH.

(2)	This calculation is based on 14,071,423 shares of Common Stock of the Issuer outstanding as of October 2, 2017 according to information provided by the Issuer to the Reporting Persons, plus the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, third parties hold 15,197.53 shares of preferred stock of the Issuer convertible into approximately 6 million shares of Common Stock and warrants to purchase 3.1 million shares of Common Stock. Assuming the conversion of all preferred stock and the exercise of all such warrants held by third parties, the Common Stock underlying the Warrants plus the Common Stock held directly by DEH would represent no less than 50.1% of the Common Stock on a fully diluted basis.

Item 1. Security and Issuer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed by the Reporting Persons with the Commission on October 18, 2016, as further amended by Amendment No. 1 thereto, filed on June 20, 2017, and Amendment No. 2 thereto, filed on June 30, 2017 (collectively, the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland 20910. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On October 2, 2017, the Issuer issued 427,347 shares of Common Stock to DEH as payment of interest due to DEH on such date pursuant to the Credit Agreement.

Item 5. Interest in Securities of the Issuer.

(a)	As of October 3, 2017, each of the Reporting Persons beneficially owns 2,703,238 shares of Common Stock of the Issuer held by DEH and 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held by DEH, which represents in the aggregate 64.9% of the number of shares of Common Stock outstanding based on 14,071,423 shares of Common Stock of the Issuer outstanding as of October 2, 2017, as provided by the Issuer to the Reporting Persons, plus the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, third parties hold 15,197.53 shares of preferred stock of the Issuer convertible into approximately 6 million shares of Common Stock and warrants to purchase 3.1 million shares of Common Stock. Assuming the conversion of all preferred stock and the exercise of all such warrants held by third parties, the Common Stock underlying the Warrants plus the Common Stock held directly by DEH would represent no less than 50.1% of the Common Stock on a fully diluted basis.

To the Reporting Persons’ knowledge, none of the Covered Persons directly owns any shares of Common Stock as of October 3, 2017; provided, however, that because of each Covered Person’s status as a controlling stockholder, director or executive officer of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D.

(b)	The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) of this Item 5 are incorporated into this Item 5(b) by reference. Each of the Reporting Persons has shared power to vote, or direct the vote, and shared power to dispose, or to direct the disposition, with respect to the shares of Common Stock reported for such Reporting Person.

(c)	Except for the transactions described in Item 3 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Common Stock of the Issuer during the past 60 days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated October 3, 2017.*

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2017

AMC NETWORKS INC.

By:	/s/ Anne G. Kelly
Name: Anne G. Kelly
Title: Senior Vice President and Secretary

RAINBOW MEDIA HOLDINGS LLC

By:	/s/ Anne G. Kelly
Name: Anne G. Kelly
Title: Senior Vice President and Secretary

RAINBOW MEDIA ENTERPRISES, INC.

By:	/s/ Anne G. Kelly
Name: Anne G. Kelly
Title: Senior Vice President and Secretary

RAINBOW PROGRAMMING HOLDINGS LLC

By:	/s/ Anne G. Kelly
Name: Anne G. Kelly
Title: Senior Vice President and Secretary

IFC ENTERTAINMENT HOLDINGS LLC

By:	/s/ Anne G. Kelly
Name: Anne G. Kelly
Title: Senior Vice President and Secretary

DIGITAL ENTERTAINMENT HOLDINGS LLC

By:	/s/ Anne G. Kelly
Name: Anne G. Kelly
Title: Senior Vice President and Secretary